UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2019

GEMPHIRE THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37809	47-2389984
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

P.O. Box 130235, Ann Arbor, MI 48113

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (734) 245‑1700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GEMP	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The disclosure set forth under Item 8.01 of this report is incorporated herein by reference.

Item 8.01 Other Events.

As previously disclosed, on August 12, 2019, Gemphire Therapeutics Inc. (the “Company” or “Gemphire”) received written notice from the Nasdaq Stock Market (“Nasdaq”) stating that the Company no longer complied with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing on The Nasdaq Capital Market because the Company’s stockholders’ equity, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, had fallen below $2.5 million. On September 26, 2019, the Company submitted its compliance plan to Nasdaq, explaining how the Company believes that the completion of its proposed merger with NeuroBo Pharmaceuticals, Inc. (“NeuroBo”), as described in the Company’s Current Report on Form 8-K dated July 25, 2019 (the “Merger”), will address the stockholders’ equity deficiency described in this report.

On October 4, 2019, Nasdaq notified the Company that it had determined to grant the Company an extension until February 10, 2020 to regain compliance. Under the terms of the extension, NeuroBo must receive approval of its initial listing application and the Company must consummate the Merger on or before February 10, 2020.  If NeuroBo fails to receive approval of its initial listing application or the Company fails to consummate the Merger prior to February 10, 2020, Nasdaq will provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the Staff’s determination to a Listing Qualifications Panel.

The extension notification with respect to the minimum stockholders’ equity requirement has no immediate effect on the Company’s listing on The Nasdaq Capital Market, or on the previously announced notice received from Nasdaq on August 8, 2019 notifying the Company that the closing bid price for its common stock had been below $1.00 for the last 30 consecutive business days and that the Company therefore was not in compliance with the minimum bid price requirement for continued inclusion on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Under the Nasdaq Listing Rules, the Company has until February 4, 2020 to regain compliance with the Minimum Bid Price Rule, subject to an additional extension as provided by Nasdaq Listing Rules.

There can be no assurance that the Company will be successful in implementing its plan to regain compliance with the minimum stockholders’ equity requirement, will regain compliance with the Minimum Bid Price Rule, or will otherwise be in compliance with other Nasdaq Listing Rules.

Forward-Looking Statements

Except for the factual statements made herein, information contained in this report consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions that are difficult to predict. Words such as “will,” “would,” “may,” “intends,” “potential,” and similar expressions, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger with NeuroBo are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Gemphire and NeuroBo to consummate the Merger; risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Gemphire’s continued listing on The Nasdaq Capital Market until closing of the proposed Merger; that Gemphire may be unable to regain compliance with the minimum stockholders’ equity or minimum bid price requirements during any compliance period or in the future, or otherwise meet Nasdaq compliance standards; the risk that NeuroBo may not receive approval of its initial listing application; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Gemphire’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”), as well as Gemphire’s registration statement on Form S-4, filed with the SEC on September 3, 2019, and the preliminary proxy statement/prospectus/information statement included therein. The forward-looking statements contained in this report speak only as of the date of this report and Gemphire undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

Important Additional Information Will be Filed with the SEC

On September 3, 2019, Gemphire filed a registration statement on Form S-4 with the SEC which included a preliminary proxy statement/prospectus/information statement. A definitive proxy statement/prospectus/information statement will be filed with the SEC and mailed to the stockholders of NeuroBo and Gemphire once the registration statement becomes effective. Each party may file other documents with the SEC in connection with the Merger. INVESTORS AND STOCKHOLDERS OF GEMPHIRE AND NEUROBO ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GEMPHIRE, NEUROBO, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by Gemphire with the SEC by contacting Gemphire by mail at Gemphire Therapeutics Inc., P.O. Box 130235, Ann Arbor, MI 48113, Attention: Corporate Secretary. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gemphire and its directors and executive officers and NeuroBo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the Merger.  Information regarding the special interests of these directors and executive officers in the Merger is included in the proxy statement/prospectus/information statement referred to above.  Additional information about Gemphire’s directors and executive officers is included in Gemphire’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019.  These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMPHIRE THERAPEUTICS INC.

Dated: October 8, 2019

	By:	/s/ Dr. Steven Gullans
Dr. Steven Gullans
President and Chief Executive Officer